[redacted]

10028830

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31,2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Securities of Puerto Rico, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Munoz Rivera Ave, Lobby Level BBVA Tower
(No. and Street)

San Juan (City) | Puerto Rico (State) | 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosa A. Colon | 787-777-2139
(Area Code – Telephone Number)

SEC Mail Processing
Section

FEB 26 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Torre Chardon 350, Chardon Ave. Suite 700 San Juan PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/2010
2D

OATH OR AFFIRMATION

I, Rafael Colon Ascar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities of Puerto Rico, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: Affidavit 097

Rafael Colon Ascar, of legal age, married, resident of San Juan, personally known to me This day of februry 24th of 2010 in San Juan Puerto Rico

Signature

President

Title

Mireya Santos Soto

Notary Public

MIREYA SANTOS SOTO ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or ~~Sole Proprietors'~~ Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities of Puerto Rico, Inc.
San Juan, Puerto Rico

We have audited the accompanying statement of financial condition of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BBVA Securities of Puerto Rico, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and computation for determination of reserve requirements and information relating to possession or control requirements for brokers and dealers pursuant to Rule 15c-3-3 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2010

Stamp No. 2473533
affixed to original.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 5,575,589
DEPOSIT WITH CLEARING BROKER — Restricted	100,000
ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $26,224	489,459
PREPAID EXPENSES AND OTHER ASSETS	483,005
SECURITIES OWNED — At fair value	1,580,796
EMPLOYEE LOANS	1,965,469
PROPERTY AND EQUIPMENT — Net	53,743
TOTAL	$ 10,248,061

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accounts payable and accrued liabilities	$ 2,120,590
COMMITMENTS AND CONTINGENCIES (Note 11)	
STOCKHOLDER'S EQUITY:	
Common stock of $1 par value — authorized, 1,000,000 shares; issued and outstanding, 805,000 shares	805,000
Additional paid-in capital	6,460,000
Retained earnings	862,471
Total stockholder's equity	8,127,471
TOTAL	$ 10,248,061

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Principal transactions	$3,962,062
Commissions	2,274,140
Investment banking	21,457
Interest and dividends	163,867
Other income	700,701
Total revenues	7,122,227
OPERATING EXPENSES:	
Employee compensation and benefits	4,398,754
Occupancy	292,038
Communications	160,825
Brokerage, clearing, and exchange	164,305
Professional services	323,546
Municipal license tax	84,226
Other operating expenses	497,369
Total operating expenses	5,921,063
INCOME BEFORE INCOME TAXES	1,201,164
INCOME TAXES	489,441
NET INCOME	$ 711,723

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2008	$ 805,000	$ 6,460,000	$ 150,748	$ 7,415,748
Net income			711,723	711,723
BALANCE — December 31, 2009	$ 805,000	$ 6,460,000	$ 862,471	$ 8,127,471

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 711,723
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	33,288
Provision for bad debts	26,224
Employee loans disbursed	(21,210)
Amortization of employee loans	487,484
Changes in assets and liabilities:	
Accounts receivable	(96,943)
Securities owned	(1,309,226)
Prepaid expenses and other assets	(152,704)
Accounts payable and accrued liabilities	1,420,988
Total adjustments	387,901
Net cash provided by operating activities	1,099,624
CASH FLOWS FROM INVESTING ACTIVITIES — Acquisition of property and equipment	(6,181)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,093,443
CASH AND CASH EQUIVALENTS — Beginning of year	4,482,146
CASH AND CASH EQUIVALENTS — End of year	$ 5,575,589
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 1,306
Income taxes paid	$ 355,000

See notes to financial statements.

1. REPORTING ENTITY

BBVA Securities of Puerto Rico, Inc. (the "Company") is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., a Spanish bank, and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company operates in the Commonwealth of Puerto Rico.

The Company is approved as a registered broker-dealer pursuant to Section 15(c) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an investment advisor in accordance with the Uniform Securities Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to provision k(2)(ii) of such rule.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $100,000 with Pershing LLC as required by the Agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and industry practices. A description of the most significant accounting policies followed by the Company is as follows:

Adoption of New Accounting Standards and Issued But Not Yet Effective Accounting Standards — The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) effective July 1, 2009, the ASC became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC superseded all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the ASC is nonauthoritative. The Company's policies were not impacted by the conversion to ASC. However, references to specific accounting guidance in the notes of the Company's financial statements have been changed to the appropriate section of the ASC.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company has defined cash and cash equivalents as highly liquid investments with original maturities of three months or less. Cash equivalents include money market investments carried at fair value. At December 31, 2009, money market investments carried by the Company are held with Pershing LLC, the Company's clearing broker.

Securities Transactions — Security positions resulting from proprietary trading are reported at fair value in accordance with ASC Subtopic 820-10, *Fair Value Measurement and Disclosures* (formerly, FASB Statement No. 157, *Fair Value Measurements*). Fair value measurements and unrealized gains or losses resulting from marking these to the fair value are included in current-period earnings. Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable or proprietary securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. At December 31, 2009, there were accounts receivable of $769,000 for proprietary securities transactions that have not reached contractual settlement date.

Employee Loans — Employee loans are loans provided to certain employees of the Company as part of their contractual employment. These loans and interest therein are payable in a range from four- to eight-year terms at each employee's anniversary date. The loans accrue interest at variable rates based on the London InterBank Offered Rate or prime rates, as specified in the employee loan agreements. If, at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive an amount equal to the amount payable, including principal and interest, at such date under the loan. Loan forgiveness is recognized as part of employee compensation and benefits and recognized by the Company on a ratably and systematic basis during the term of each loan. In the event that the employee leaves the Company prior to his/her last anniversary date on which the employee has the right to earn the outstanding principal amount of the loan as specified on their agreement, the employee shall be obligated to pay on the date of termination the outstanding principal amount of the loan, plus all of the interest accrued on the loan.

Allowance for Bad Debts — An allowance for bad debts is established to provide for probable credit losses inherent in receivables and loans as of the statement of financial condition date. The allowance for bad debts is established based upon management's assessment of probabilities of collection of receivables and employee loans.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets — The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recorded during the year ended December 31, 2009.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as customers' securities transactions occur.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advisory Fees — Revenues from advisory fees include fees earned from providing merger and acquisition and financial and restructuring services. Fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk — The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty to reduce its exposure to potential losses.

Financial Instruments and Fair Value — The Company's financial instruments carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC Subtopic 820-10. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by the Company based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms, and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models, and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model, or input used.

ASC Subtopic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Subsequent Events — Management has evaluated subsequent events occurring between December 31, 2009 and February 24, 2010, the date the financial statements were available to be issued.

3. SECURITIES OWNED

Securities owned as of December 31, 2009, carried at fair value, are as follows:

Municipal obligations	$ 1,098,152
Indexed certificates of deposit	447,845
Mutual funds	34,799
Total	$ 1,580,796

4. EMPLOYEE LOANS

Employee loans amounted to $1,965,469 at December 31, 2009. Loan repayments forgiven during the year ended December 31, 2009, amounted to $508,656 of which $196,709 was expensed during the same year (remaining of $311,947 were expensed during the previous year). During the year ended December 31, 2009, the Company also recognized as employee compensation expense $290,775 of balances to be forgiven during 2010 at each employee's anniversary date. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years Ending December 31	
2010	$ 448,970
2011	428,770
2012	428,770
2013	428,770
2014	346,628
Thereafter	174,336
Total	2,256,244
Less principal balance expended during the year ended December 31, 2009, to be forgiven in 2010 at each employee's anniversary date	(290,775)
Total	$ 1,965,469

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009, consists of the following:

	Useful Life in Years	
Furniture and fixtures	10	$ 100,275
Electronic data processing equipment	3	181,424
Leasehold improvements	10	117,708
Total property and equipment		399,407
Less accumulated depreciation and amortization		(345,664)
Property and equipment — net		$ 53,743

Depreciation and amortization expense for the year ended December 31, 2009, amounted to $33,288 and is included within occupancy expenses in the statement of income.

6. RELATED-PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. The Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Management and service fees paid to an affiliate during the year ended December 31, 2009, amounted to approximately $80,400. Amounts due to affiliates included in the statement of financial condition as part of accounts receivable amount to approximately $24,400 at December 31, 2009. Cash deposited with an affiliate as of December 31, 2009, amounted to approximately $328,000.

During the year ended December 31, 2009, the Company participated in several municipal transactions with an affiliate and generated fees of approximately $390,200.

The Company leases several facilities where its administrative and sales offices are located from an affiliate. The leases mature through 2010 and are based on fixed and variable rent payments. Lease payments made by the Company to the affiliate for the year ended December 31, 2009, amounted to approximately $152,000. In addition, the Company was charged an allocation of approximately $13,700 by an affiliate for operating expenses related to the leased facilities.

Future minimum lease payments under these lease agreements as of December 31, 2009 are as follows:

Year Ending December 31	
2010	$49,969

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (and the rule of the

"applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2009, based on the Rule, the Company had net capital of $4,934,668, which was $4,793,295 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2009, was 0.43:1.

8. EMPLOYEES' SAVINGS PLAN

The Company's employees participate in the Banco Bilbao Vizcaya Argentaria Puerto Rico's savings plan. This savings plan is a defined contribution plan under Section 1165(e) of the Puerto Rico Treasury Department Internal Revenue Code (the "Code"), and is offered to all regular full-time employees who have one year of service. Under the provisions of the plan, participants may contribute to the plan from 1% to 10% of their compensation, as defined, and up to the maximum amount permitted by the Code. The Company matches 50% of the amount contributed by the employees up to a maximum of 4% of the employees' annual base compensation, as defined. In addition, the Company may make annual contributions to the plan based on its operating income as defined in the plan. The savings plan expense for the year ended December 31, 2009, amounted to approximately $15,000.

9. INCOME TAXES

The maximum statutory corporate income tax rate in Puerto Rico is 39% for the taxable year ended December 31, 2009. On March 9, 2009, the governor signed into law Act Number 7, also known as "Special Act Declaring a Fiscal Emergency Status to Save the Credit of Puerto Rico," that adopted major income, property, sales and use, and excise tax amendments. Among the temporary measures, the Company is subject to a special tax of 5% over the calculated tax liability for years 2009 through 2011.

As of December 31, 2009, there were no significant temporary differences between the financial and tax bases of assets and liabilities, and accordingly, no deferred income taxes have been recorded in the accompanying financial statements.

As of December 31, 2009, management of the Company determined that there are no uncertain tax positions, and accordingly, no liability for uncertain tax positions has been recorded in the accompanying statement of financial condition. The Company's policy is to record interest and penalties related to income tax exposures as a component of the provision for income taxes.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for its taxable years 2005 to 2009, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

10. FAIR VALUE DISCLOSURES

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Subtopic 820-10. The Company's assets measured at fair value on a recurring basis as of December 31, 2009, are as follows:

	Assets Measured at Fair Value			
	Level 1	Level 2	Level 3	Total
Municipal obligations	$ -	$ 1,098,152	$ -	$ 1,098,152
Indexed certificates of deposit			447,845	447,845
Mutual funds			34,799	34,799
Total	$ -	$ 1,098,152	$ 482,644	$ 1,580,796

The change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2009, is as follows:

	Mutual Funds	Indexed Certificates of Deposit
Balance — December 31, 2008	$ 170,559	$ -
Purchases	16,662,152	1,129,174
Sales	(17,494,824)	(704,974)
Gains:		
Realized	696,664	11,037
Unrealized	248	12,608
Balance — December 31, 2009	$ 34,799	$ 447,845

Gains and losses for Level 3 financial instruments are a component of principal transactions revenue in the accompanying statement of income.

Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash and cash equivalents, accounts payable, and accrued expenses. The carrying value of employee loans approximates fair value due to the variable-rate feature of the loans.

Following is a description of the Company's valuation methodologies used for financial instruments measured at fair value. The disclosure requirements exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts of the financial instruments presented above do not represent management's estimate of the underlying value of the Company.

Municipal Obligations — The fair value of municipal obligations is estimated using market price quotations and recently executed transactions. Municipal obligations are generally categorized in Level 2 of the fair value hierarchy.

Indexed Certificates of Deposit — The fair value for indexed certificates of deposit is based on dealer indicative quotes. Indexed certificates of deposit are generally categorized in Level 3 of the fair value hierarchy.

Mutual Funds — The fair value for closed-end mutual funds is based on dealer indicative quotes. Closed-end mutual funds are generally categorized in Level 3 of the fair value hierarchy.

11. COMMITMENTS AND CONTINGENCIES

The Company and/or its service providers execute, settle, and finance customer, correspondent, and proprietary securities transactions in the normal course of business. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In this situation, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. The Company also indemnifies clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

* * * * * *

SUPPLEMENTAL SCHEDULES

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$8,127,471
Deduct — stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	8,127,471
Add — allowable subordinated liabilities	
Other deductions or allowable credits	
Total capital and allowable subordinated liabilities	8,127,471
Deductions and/or charges:	
Nonallowable assets	3,019,450
Additional charges for customers' and noncustomers' security accounts	
Aged fail-to-deliver	
Aged short security differences	
Other deduction and/or charges	3,019,450
Other additions and/or allowable credits	
Net capital before haircuts on securities positions	5,108,021
Haircuts on securities:	
Contractual commitments	
Subordinated debt	
Trading and investment securities:	
Exempt investments securities	71,385
Debt securities	
Options	
Other securities	101,968
Undue concentration	
Total haircuts on securities	173,353
NET CAPITAL	$4,934,668

(Continued)

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (based on aggregate indebtedness) (15:1 ratio)	$ 141,373
Minimum dollar requirement	$ 100,000
Net capital requirement (greater of two amounts above)	$ 141,373
Net capital	$4,934,668
Excess net capital	$4,793,295
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$4,722,609
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness from statement of financial condition	$2,120,590
Add — draft for immediate credit	
Market value of securities borrowed where no equivalents is paid or credited	
Payable to brokers and dealers and clearing broker	
TOTAL AGGREGATE INDEBTEDNESS	$2,120,590
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.43:1
SCHEDULE OF NONALLOWABLE ASSETS:	
Cash	$ 408
Securities not readily marketable	34,799
Receivable from brokers, customers, and others — net	482,234
Prepaid expenses and other assets	482,797
Employee loans	1,965,469
Property and equipment — net	53,743
TOTAL NONALLOWABLE ASSETS	$3,019,450

*No material differences exist between the above computations and those included in the Company's unaudited focus report as of December 31, 2009, filed on February 23, 2010.

(Concluded)

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c-3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c-3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 24, 2010

BBVA Securities of Puerto Rico, Inc.
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2473534
affixed to original.

BBVA Securities of Puerto Rico, Inc.

(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2009,
and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(c)(3) under
the Securities and Exchange Act of 1934